Exhibit 99.2

SELECTED CONSOLIDATED FINANCIAL DATA OF RENESOLA (THE “COMPANY”)

The following selected data from the unaudited consolidated income statements for the six months ended June 30, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and the selected unaudited consolidated balance sheet data as of June 30, 2013 are derived from the Company’s condensed consolidated financial statements included elsewhere in this current report on Form 6-K. The selected consolidated financial data should be read in conjunction with the unaudited condensed consolidated financial statements of the Company, the related notes included elsewhere in this current report on Form 6-K and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.  The Company’s unaudited condensed consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are on the same basis as the audited consolidated financial data.  The unaudited financial information includes all adjustments, consisting of normal and recurring adjustments, that the Company considers necessary for a fair presentation of the Company’s financial position and operating results for the periods presented.  The Company’s unaudited results for the six months ended June 30, 2013 may not be indicative of the results for the full year ending December 31, 2013. This report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.1374 to $1.00, the noon buying rate in effect on June 30, 2013, as set forth in the H.10 Statistical Release of the Federal Reserve Bank Board. We make no representation that the Renminbi or dollar amounts referred to in this report could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all.

	For the Six Months Ended June 30
	2012	2013
	(in thousands, except number of shares, per share data and per American Depositary Shares (“ADS”) data)
Unaudited Consolidated Income Statements
Net revenues	$444,523	$661,527
Cost of revenues	(453,274)	(639,692)
Gross (loss) profit	(8,751)	21,835
Operating (expenses) income:
Sales and marketing	(12,808)	(30,019)
General and administrative	(23,822)	(26,401)
Research and development	(25,403)	(20,989)
Other operating (expense) income	(1,375)	5,577
Impairment of long-lived assets	(291)	—
Total operating expenses	(63,699)	(71,832)
Loss from operations	(72,450)	(49,997)
Non-operating (expenses) income:
Interest income	4,070	3,496
Interest expense	(24,858)	(27,093)
Foreign exchange losses	(3,722)	(4,089)
Gains (Losses) on derivatives, net	(633)	5,027
Total non-operating expenses	(25,143)	(22,659)
Loss before income tax, noncontrolling interests	(97,593)	(72,656)
Income tax benefit	22,570	12,579
Net loss	(75,023)	(60,077)
Less: Net loss attributed to noncontrolling interests	(27)	(12)
Net loss attributed to holders of ordinary shares	$(74,996)	$(60,065)
Loss per share
Basic	$(0.43)	$(0.35)
Diluted	$(0.43)	$(0.35)
Loss per ADS
Basic	$(0.87)	$(0.70)

	For the Six Months Ended June 30
	2012	2013
	(in thousands, except number of shares, per share data and per American Depositary Shares (“ADS”) data)
Diluted	$(0.87)	$(0.70)
Weighted average number of shares used in computing loss per share
Basic	172,613,664	172,825,384
Diluted	172,613,664	172,825,384

	As of December 31	As of June 30
	2012	2013
	(audited)	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$93,283	$80,306
Inventories	254,880	343,279
Advances to suppliers-current	23,614	15,126
Total current assets	873,777	1,167,788
Property, plant and equipment, net	1,102,562	1,148,872
Advances to suppliers-non-current	5,928	5,928
Advances for purchases of property, plant and equipment	8,317	7,075
Total assets	2,058,323	2,401,640
Short-term borrowings	733,618	763,607
Advances from customers-current	40,384	80,399
Total current liabilities	1,442,229	1,758,952
Total shareholders’ equity	364,402	313,745
Total liabilities and shareholders’ equity	$2,058,323	$2,401,640

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table sets forth a summary, for the periods indicated, of the unaudited consolidated results of operations of the Company with each item expressed as a percentage of its total net revenues.

	For the Six Months Ended June 30
	2012		2013
	(in thousands, except percentages)
Unaudited Consolidated Income Statements
Net revenues
Product sales(1)	$443,856	99.8%	$661,527	100.0%
Processing services	667	0.2	—	—
Total	444,523	100.0	661,527	100.0
Cost of revenues
Product sales(2)	(452,547)	(101.8)	(639,692)	(96.7)
Processing service	(727)	(0.2)	—	(—)
Total	(453,274)	(102.0)	(639,692)	(96.7)
Gross (loss) profit
Product sales(3)	(8,691)	(2.0)	21,835	3.3
Processing service	(60)	— (*)	—	—
Total	(8,751)	(2.0)	21,835	3.3
Operating (expenses) income:
Sales and marketing	(12,808)	(2.9)	(30,019)	(4.5)
General and administrative	(23,822)	(5.4)	(26,401)	(4.0)
Research and development	(25,403)	(5.7)	(20,989)	(3.2)
Other operating (expense) income	(1,375)	(0.2)	5,577	0.8
Impairment of long-lived assets	(291)	(0.1)	—	—
Total operating expenses	(63,699)	(14.3)	(71,832)	(10.9)
Loss from operations	(72,450)	(16.3)	(49,997)	(7.6)
Non-operating (expenses) income:
Interest income	4,070	0.9	3,496	0.5
Interest expense	(24,858)	(5.6)	(27,093)	(4.1)
Foreign exchange losses	(3,722)	(0.8)	(4,089)	(0.6)
Gains (Losses) on derivatives, net	(633)	(0.1)	5,027	0.8
Total non-operating expenses	(25,143)	(5.7)	(22,659)	(3.4)
Loss before income tax, noncontrolling interests	(97,593)	(22.0)	(72,656)	(11.0)
Income tax benefit	22,570	5.1	12,579	1.9
Net loss	(75,023)	(16.9)	(60,077)	(9.1)
Less: Net loss attributed to noncontrolling interests	(27)	— (*)	(12)	— (*)
Net loss attributed to holders of ordinary shares	$(74,996)	(16.9)%	$(60,065)	(9.1)%

(*)                                 Less than 0.1%.

(1)                                 Included approximately $22.8 million and $2.7 million of net revenues from products sold to related parties for the six months ended June 30, 2012 and 2013, respectively. Net revenues from products sold to related parties accounted for 5.1% and 0.4% of the total net revenues for the six months ended June 30, 2012 and 2013, respectively.

(2)                                 Included approximately $21.2 million and $2.8 million of cost of revenues incurred from raw materials purchased from related parties for the six months ended June 30, 2012 and 2013, respectively. The cost of revenues incurred from raw materials purchased from related parties accounted for 4.8% and 0.4% of the total net revenues for the six months ended June 30, 2012 and 2013, respectively.

(3)                                 Included approximately $1.6 million of gross profit and $0.2 million of gross loss from related parties for the six months ended June 30, 2012 and 2013, respectively. Gross profit and gross loss from related parties accounted for 0.4% and less than 0.1% of the total net revenues for the six months ended June 30, 2012 and 2013, respectively.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012.

Net Revenues.  Net revenues increased from $444.5 million to $661.5 million for the six months ended June 30, 2012 and 2013, respectively, primarily due to an increase in module shipment, which offset the decline in the average selling price (“ASPs”). Sales to related parties decreased from $22.8 million to $2.7 million for the six months ended June 30, 2012 and 2013, respectively, primarily due to decreased sales of wafers to one of the Company’s related parties.

Net revenues were $185.9 million for the Company’s wafer sales segment and $475.6 million for its module sales segment for the six months ended June 30, 2013, compared to $249.6 million for its wafer sales segment and $195.0 million for its module sales segment for the six months ended June 30, 2012. The increase in net revenue for the solar product sales was primarily due to increased module sales supported by higher module capacity along with intensified sale and marketing efforts, which was only partially offset by lower ASPs caused by the continued oversupply in the solar module market. However, beginning in the latter part of 2012, the ASPs have stabilized and the Company believes that the ASPs are likely to remain stable through the rest of 2013 and for the foreseeable future.

Geographical Distribution of Revenues.  For the six months ended June 30, 2012 and 2013, a significant portion of the Company’s wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Singapore, South Korea and Taiwan. The Company continues to maintain its customer base in this region, particularly in China, where many leading solar cell and module manufacturers are located and where the central government and some of the regional governments have recently implemented strong fiscal policies to support the growth of the solar power industry. A majority of the Company’s module sales in the six months ended June 30, 2012 and 2013 were made to distributors located in Europe. Solar power manufacturers like the Company have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions, such as feed-in-tariffs in Europe and China. Specifically, the Company has been able to effectively respond to changes in feed-in tariffs and incentives, such as that which occurred in Germany, by replacing any related loss in sales volumes with sales to other geographical regions including, but not limited to, Japan and China.

Cost of Revenues.  Cost of revenues increased from $453.3 million for the six months ended June 30, 2012 to $639.7 million for the six months ended June 30, 2013. Specifically, cost of revenues for its wafer sales segment decreased from $280.5 million to $178.3 million for the six months ended June 30, 2012 and 2013, respectively, and cost of revenues for its module sales segment increased from $172.8 million to $461.4 million for the six months ended June 30, 2012 and 2013, respectively, in each case primarily due to changes in shipments volume as well as inventory write-downs, which were partially attributable to or offset by lower costs of raw materials, respectively.

Gross Profit (Loss).  Gross profit for the six months ended June 30, 2013 was $21.8 million, representing a gross profit margin of 3.3%, compared to a gross loss of $8.8 million, representing a gross loss margin of 2.0%, for the six months ended June 30, 2012. The increase in gross margin was primarily due to lower costs of raw materials, the increase of revenue and product mix.

Gross profit from its wafer sales segment for the six months ended June 30, 2013 was $7.7 million, representing a gross profit of 4.1%, compared to a gross loss of $31.0 million, representing a gross loss of 12.4%, for the six months ended June 30, 2012.

Gross profit from its module sales segment decreased from $22.2 million to $14.2 million for the six months ended June 30, 2012 and 2013, respectively. Gross margin from its module sales segment for the six months ended June 30, 2013 was 3.0%, compared to 11.4% for the six months ended June 30, 2012.

Sales and Marketing Expenses.  Sales and marketing expenses increased from $12.8 million to $30.0 million for the six months ended June 30, 2012 and 2013, respectively, primarily due to the expansion of the Company’s business outside of China and the increase in the number of sales staff to support the expanded module business. Sales and marketing expenses as a percentage of net revenues increased from 2.9% to 4.5% due to an increase in the number of sales staff and costs primarily related to the module business.

General and Administrative Expenses.  General and administrative expenses increased from $23.8 million to $26.4 million for the six months ended June 30, 2012 and 2013, respectively, primarily due to increases in administrative costs associated with building the module business. General and administrative expenses as a percentage of net revenues decreased from 5.4% to 4.0% because net revenues increased at a quicker rate due to business expansion.

Research and Development Expenses.  Research and development expenses decreased to $21.0 million for the six months ended June 30, 2013, as compared to $25.4 million for the six months ended June 30, 2012. Research and development expenses as a percentage of net revenues decreased from 5.7% to 3.2% for the six months ended June 30, 2012 and 2013, respectively, primarily due to an increase in net revenues growth.

Other Operating (expenses) Income. The Company had other operating income of $5.6 million for the six months ended June 30, 2013, compared to other operating expense of $1.4 million for the six months ended June 30, 2012. Other operating income for the six months ended June 30, 2013 consisted primarily of a $4.7 million gain from land disposal.

Interest Income and Expenses.  The interest income decreased from $4.1 million for the six months ended June 30, 2012 to $3.5 million for the six months ended June 30, 2013, primarily due to lower cash balances. The interest expense increased from $24.9 million for the six months ended June 30, 2012 to $27.1 million for the six months ended June 30, 2013, primarily due to an increase in short-term borrowings.

Foreign Exchange Gain or Loss, Net. The foreign exchange loss for the six months ended June 30, 2013 was $4.1 million, compared to a foreign exchange loss of $3.7 million for the six months ended June 30, 2012. The change was primarily due to the impact of the appreciation of the RMB against the US dollar on the reporting of monetary assets and liabilities denominated in foreign currencies.

Income Tax Benefit.  The income tax benefit for the six months ended June 30, 2013 was $12.6 million, compared to an income tax benefit of $22.6 million for the six months ended June 30, 2012. The effective tax rates for the six months ended June 30, 2012 and 2013 were 23.1% and 17.3%, respectively.

Net Loss Attributable to Holders of Ordinary Shares.  As a result of the foregoing, the Company had a net loss attributable to holders of ordinary shares of $60.1 million for the six months ended June 30, 2013, compared to a net loss attributable to holders of ordinary shares of $75.0 million for the six months ended June 30, 2012.

Liquidity and Capital Resources

As of June 30, 2013, although the Company had a net loss for the first half of the year, the Company believes that the cash, cash equivalents, cash flows from operating activities including project assets and, with continued support from financial institutions located in the PRC, from renewed and additional short-term loan facilities (including trade financing), will be sufficient to meet the working capital and capital expenditure needs that may arise in the foreseeable future. The Company intends to continue to carefully execute the operating plans and manage the credit and market risks. However, if certain assumptions regarding the financial results or operating plans of the Company turn out not to be true, the Company’s outlook of its liquidity could be negatively impacted.

Short-term Borrowings

As of December 31, 2012 and June 30, 2013, the Company had outstanding short-term borrowings of $733.6 million and $763.6 million, respectively. These short-term borrowings will expire at various times throughout 2013 and 2014. The short-term borrowings outstanding as of December 31, 2012 and June 30, 2013 were denominated in RMB, USD or Euro and bore a weighted average interest rate of 6.63% and 5.13%, respectively. In the first six months of 2013, the Company obtained extensions of its short-term borrowings with an aggregate principal amount of $593.1 million. Some of the short-term borrowings are secured by its inventories, facilities and equipment. The Company has other short-term borrowings guaranteed by Mr. Li, the chief executive officer and a director of the Company, and his wife. Furthermore, according to certain loan agreements, the operating subsidiary of the Company, Sichuan ReneSola Silicon Material Co., Ltd., or Sichuan ReneSola, is not permitted to pay dividends in any year when any principal or interest on such loans is due.  Although the Company has increased the level of short-term bank borrowings to meet the working capital requirements and for capital expenditures or other corporate uses, the Company has not experienced any financial difficulty with respect to any repayment of the borrowings.

As of June 30, 2013, $501.1 million of the Company’s outstanding short-term borrowings were trade financings which historically have been rolled over among all the short-term credit facilities. The majority of the short-term borrowings of the Company are provided by some of the largest banks in China. Historically, most of these Chinese banks, when requested by us, extended the terms of their credit facilities with us before the maturity dates of the outstanding borrowings. The Company believes its ability to extend the short-term credit facilities prior to their maturity remains strong in the current credit environment, and does not believe the current credit environment will impact its ability to obtain extensions or alternative financing from its Chinese bank lenders.

Long-term Borrowings

As of December 31, 2012 and June 30, 2013, the Company had outstanding long-term borrowings with remaining terms of more than one year of $56.6 million and $146.3 million, respectively.

In March 2013, the Company obtained two four-year term loans from a lender in Korea totaling Korean Won 35.7 billion. These loans are to be repaid in March 2017. The proceeds from these loans are to be used to finance its photovoltaic plant projects in Romania.

In March 2013, the Company obtained two 15-year long-term loans from China Development Bank of RMB110 million ($17.9 million) and RMB120 million ($19.6 million), respectively, and in April 2013, the Company obtained another RMB50 million ($8.1 million) and RMB40 million ($6.5 million), respectively, under the same loan arrangements. For each of these two 15-year loan arrangements, RMB4 million ($0.7 million) is to be repaid in each year from 2014 to 2018, RMB10 million ($1.6 million) is to be repaid in each year from 2019 to 2023, RMB20 million ($3.3 million) is to be repaid in each year from 2024 to 2027 and RMB10 million ($1.6 million) is to be repaid in March 2018. The proceeds from these loans are to be used to finance its photovoltaic power generation projects in Xinjiang and Qinhai, China.

In May 2013, the Company obtained a $13 million loan from Industrial and Commercial Bank of China due in July 2014. The proceeds are to be used for general business operation purposes.

The weighted average interest rate for the Company’s long-term loans was approximately 7.53% as of June 30, 2013. Interest rates are variable for certain portions of the long-term loans, and are updated every three months, once a year or according to a predetermined schedule based on the applicable benchmark interest rate set by the People’s Bank of China. $153.8 million of the Company’s outstanding long-term loans are expected to mature between 2014 and 2027.

Some of the Company’s long-term loans are secured by collaterals, such as shares of or other equity interests in its subsidiaries, pledges and security interests over its accounts receivable, inventories, project sites or land use rights, property, plants and equipment or project facilities, and/or guaranteed by its subsidiaries and/or Mr. Li, a director and the chief executive officer of the Company, and his wife.

Some of the Company’s long-term loan agreements contain financial covenants, including maintaining certain minimum levels of net assets and debt to asset ratio, and restrictive covenants that limit its ability to, among other things, (1) provide guarantees, pledges or mortgages on its operating assets in any manner that will increase risks to the lenders, (2) repay shareholders loans or loans from its related parties, and (3) distribute dividends to shareholders. Certain subsidiaries are required to pledge the shares or ownership interests in the operating subsidiaries such subsidiaries own in favor of the lenders in some of the Company’s long term loan arrangements. The most restrictive covenants require the Company to maintain a minimum level of net assets of RMB1.3 billion ($211.8 million) and a debt to asset ratio of below 75%. In addition, under the terms of the RMB800 million ($130.3 million) loan, which has a term of five years, from China Construction Bank, the Company has undertaken to the bank that the gross profit margin of its subsidiary, Sichuan ReneSola, will be at or above the lowest gross profit margin of companies in the global polysilicon industry, as stated in a report to be provided by one of the big-four accounting firms. Although Sichuan ReneSola’s gross margin for 2009 was negative, the Company believes that because Sichuan ReneSola’s operations were still in trial production in 2009, the Company was not subject to such undertaking during such period, which was confirmed in a letter from China Construction Bank. The gross profit margin of Sichuan ReneSola for 2012 was negative 24.7% and the Company was in compliance with the covenant on gross profit margin in 2012. Sichuan ReneSola has also undertaken not to sell its products on credit. See “Item 3. Key Information—D. Risk Factors—Risks Related To Our Business—Restrictive covenants and undertakings under our bank loans may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.” in the annual report on Form 20-F of the Company for the year ended December 31, 2012.

Issuance of Securities

In September 2013, the Company closed a registered direct offering of 15,000,000 American depositary shares, representing 30,000,000 shares of the Company of no par value, and warrants to purchase up to 10,500,000 additional shares, representing 35% of warrant coverage in the offering, at approximate $70 million before exercise of warrants.  The net proceeds from this offering were approximately $65.9 million (excluding proceeds from the exercise of warrants) based on the public offering price of $4.67 per ADS and warrants for 35% of an ADS.  The warrant has an initial exercise price of $3.02 per share (or $6.04 per ADS).  The warrants are exercisable immediately and will expire four years from the date of issuance.  The Company expects to use the net proceeds from this offering for general corporate purposes, including working capital and polysilicon plant optimization.

Cash Flows and Working Capital

The Company has significant working capital commitments because many of the silicon raw materials suppliers require the Company to make payments immediately upon shipping and, historically, prepayments in advance of shipment. Due to the volatility of the price of polysilicon, sufficient working capital and access to financing to allow for the purchase of silicon raw materials are critical to growing the Company’s business. The Company’s short-term borrowings have increased partly as a result of the need to fund its expanded working capital needs and increases in its inventory. The Company’s advances to suppliers decreased from $29.5 million as of December 31, 2012 to $21.1 million as of June 30, 2013. Under the current market conditions, prepayment to suppliers in advance of shipment has become less common.  However, given that the Company has made prepayments historically, the Company still performs ongoing credit evaluations of the financial condition of its suppliers.

The Company’s accounts receivable increased from $216.8 million as of December 31, 2012 to $272.1 million and as of June 30, 2013. Further, our allowance for doubtful accounts increased from $1.8 million as of December 31, 2012 to $4.4 million as of June 30, 2013. The increase was primarily attributable to the increase in sales, with credit terms provided to customers in 2013 remaining largely consistent with those in 2012. For all customers, including those to whom longer credit terms are negotiated and granted, we assess a number of factors to determine whether collection is reasonably assured, including past transaction history with the customer and their overall credit-worthiness.  However, despite these efforts, we have experienced year on year increases in the aging of our accounts receivable since 2011.  As a result, we have increased our allowance for doubtful accounts accordingly, to reflect the negative trend of longer aged receivables, which we believe is symptomatic of difficult market conditions and constrained liquidity conditions for the solar industry overall.  To date, we have not experienced material write-offs of accounts receivable or advances to suppliers, but we continue to actively monitor the credit it extends to both our customers and suppliers.  However, to the extent that the overall negative environment impacting the solar industry continues, or deteriorates, this negative trend could be exacerbated and write-offs could occur. In 2013, the Company plans to manage optimal levels of inventory in order to preserve cash, manage its debt levels and meet its working capital requirements.

The following table sets forth a summary of the cash flows of the Company for the periods indicated.

	For the Six Months Ended June 30,
	2012	2013
	(Unaudited)
	(in thousands)
Net cash (used in) provided by operating activities	$(73,423)	$69,730
Net cash used in investing activities	(105,208)	(195,120)
Net cash provided by financing activities	113,082	111,458
Effect of exchange rate changes	739	955
Net decrease in cash and cash equivalents	(64,810)	(12,977)
Cash and cash equivalents at the beginning of the period	379,039	93,283
Cash and cash equivalents at the end of the period	314,229	80,306

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2013 was $69.7 million, primarily due to increases in accounts payable as the Company imposed longer payment terms upon its suppliers, and advances from customers, which were offset by a net loss of $60.1 million arising from the continuing oversupply conditions in the solar power products market less the impact of depreciation and amortization, and increases in inventory and accounts receivable levels arising from the expansion of its module business.

Net cash used in operating activities for the six months ended June 30, 2012 was $73.4 million, primarily due to a net loss of $75.0 million arising from the continuing oversupply conditions in the solar power products market and increases in accounts receivables, inventories, deferred taxes assets, project assets and advances from customers.  These losses were offset by increases in accounts payable as the Company imposed longer payment terms upon its suppliers and increases in depreciation and amortization and inventory write-down.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2013 was $195.1 million, and 105.2 million for the six months ended June 30, 2012, primarily due to increases in restricted cash and property changes, and plant and equipment expenditures.

Financing Activities

Net cash provided by financing activities was $111.5 million for the six months ended June 30, 2013, primarily due to proceeds from bank borrowings of $798.2 million, which was partially offset by repayments of bank borrowings of $687.0 million.

Net cash provided by financing activities was $113.1 million for the six months ended June 30, 2012, primarily due to proceeds from bank borrowings of $570.9 million, which was partially offset by repayments of bank borrowings of $458.0 million.

As of December 31, 2012 and June 30, 2013, current liabilities of the Company exceeded its current assets by $568.5 million and $591.2 million, respectively. However, the Company experienced positive cash flows from operations during the six months ended June 30, 2013.

The Company has taken, and is continuing to take, the following measures to manage its liquidity, (i) closely monitoring and managing its working capital, which may involve seeking extended payment terms from its suppliers, strengthening accounts receivable collection efforts, implementing more stringent inventory management procedures and will consider liquidation of accounts receivable by discounting banknotes with the relevant financial institutions, as needed, to maintain sufficient cash flows from operations to meet its liquidity requirements; and (ii) obtaining additional debt facilities in order to fund any unmet working capital needs, as necessary. In the six months ended June 30, 2013, the Company obtained new financings totaling $96.3 million, which are comprised of $13.0 million in long-term borrowings, for its working capital needs, and $83.3 million in long-term borrowings, for its project development.  In September 2013, the Company closed a registered direct offering of approximately $70.1 million in American depositary shares and warrants representing 35% of warrant coverage in the offering.  The net proceeds from this offering were approximately $65.9 million (excluding proceeds from the exercise of warrants).

The Company believes that its current cash and cash equivalents, anticipated cash flows from operations and bank borrowings will be sufficient to meet the anticipated cash needs in 2013 based on current capital expenditure and operation plans. The Company may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions by the Company. If this were to occur, the Company may seek to make additional securities offerings or borrowings.

Capital Expenditures

The Company had capital expenditures of $84.5 million and $59.0 million for the six months ended June 30, 2012 and 2013, respectively. The Company had outstanding advances for purchases of property, plant and equipment of $8.3 million as of December 31, 2012 and $7.1 million as of June 30, 2013. The Company’s commitments outstanding for purchases of property, plant and equipment were $80.6 million as of December 31, 2012 and $52.5 million as of June 30, 2013. The capital expenditures were used primarily to build the 20MW power plant project in Qinghai Province and the 20MW power plant project in Xinjiang Province.

Contractual Obligations

The following table sets forth the contractual obligations of the Company as of June 30, 2013.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term borrowings	238,981	92,710	34,589	39,746	71,936
Purchase obligations for equipment and others	52,519	51,497	1,022	—	—
Purchase obligations for raw materials(1)	141,230	42,500	98,730	—	—
Convertible senior notes	124,086	4,604	119,482	—	—
Total	556,816	191,311	253,823	39,746	71,936

(1)                         The Company is required to purchase $141.2 million of polysilicon over the next three years. The price is subject to adjustment to reflect the prevailing market price at the transaction dates. As a result, there is no purchase commitment loss under such pre-determined long-term agreements as of June 30, 2013.

Recent Development

On August 2, 2013, Renesola Singapore Pte Ltd. (“Renesola SG”) and SunEdison Singapore (formerly known as MEMC Singapore Pte Ltd. (“MEMC”) ) reached a settlement agreement under which the Company is entitled to retain the remainder of the previously refundable deposit paid in connection with a wafer supply agreement totaling $34.8 million. As there are no further obligations in connection with this deposit, it was recognized as other income in the third quarter of 2013.

The Company closed the offering of 15,000,000 ADSs, at a price of $4.67 per ADS, for an aggregate proceeds of approximately $70 million, on September 16, 2013. Investors also received 35% warrant coverage in the offering. The warrants have an initial exercise price of $6.04 per ADS (aggregate of 5,250,000 ADSs), or $3.02 per share. The exercise price is subject to adjustment under several circumstances and also to anti-dilution adjustments. The warrants are separately transferable, may be exercised in whole or in part and will expire four years from the date of issuance.

Subsequent to June 30, 2013, the Company obtained new financings totaling $190.1 million, which are short-term borrowings, to meet its working capital needs. As of September 30, 2013, the Company had unused lines of credit of approximately $499.1 million, of which approximately $430.7 million was related to trade financing.

The Company recognized $202.8 million in non-cash impairment charge, including $194.7 million associated with the long-lived assets of the Phase I Sichuan polysilicon factory, in the third quarter of 2013. The impairment charge was recognized as the amount by which the carrying amount exceeds the fair value of the idled assets. In October 2012, the Company began a process of upgrading the Phase I factory and integrating the operations with those of Phase II in an effort to realize production efficiencies and reduce the cost to produce polysilicon utilizing the Phase I production lines. From July to September 2013, the Company conducted trial productions of the integrated production lines of Phase I and Phase II. At the end of September 2013, the Company concluded that its efforts to sufficiently reduce the cost of production, compared to the prevailing market price of polysilicon, were not successful. After conducting a further internal assessment the Company determined that it was no longer feasible to operate the Phase I facility without a loss and to recognize the impairment charge in its wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. The fair value of the idled assets used to determine the impairment charge was then determined with the assistance of an independent professional third party appraiser, which process was completed in November 2013.

The Company expects to have an annual polysilicon manufacturing capacity of 6,000 metric tons after the permanent discontinuation of the Phase I facility. The Company believes that the decrease of internal supply of polysilicon with the discontinuation can be offset through purchasing from external supplies at a market price lower than the production cost achieved at the discontinued Phase I facility. The Company also expects to operate the remaining production lines of the Phase II facility in full production and, benefit from lower power consumption and depreciation going forward as a result of the discontinuation of the Phase I facility to be able to keep its production cost at or below its target level, which will make its in-house production cost-efficient based on the market price of polysilicon. Therefore, the Company expects to see improvement in results of its Sichuan polysilicon facility.  Such improvement is expected to help enhance the Company’s gross margin in the future.